UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported) July 1, 2024

RAD Diversified REIT, Inc.

(Exact name of issuer as specified in its charter)

Maryland	82-2026337

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 S Ashley Drive, Suite #700

Tampa, Florida 33602

(Full mailing address of principal executive offices)

855-909-9294

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On June 27, 2024, the board of directors (the “Board”) of RAD Diversified REIT, Inc. (the “Company”) met to consider its Share Redemption Program. Although the Board is beginning to see improved liquidity throughout the Company based on actions it has been and will continue taking, the Board perceives that the real estate market remains relatively stagnant. The Board therefore believes it prudent to proceed cautiously at this time. As a result, the Board decided, in accordance with the terms of its Share Redemption Program, to continue the temporary freeze of the Company’s redemption program. The Company will not process any pending requests that have not been redeemed as of February 1, 2024, nor will it accept any new redemption requests. Pending redemption requests will remain in queue until the Company recommences the redemption program.

The Board intends to reassess this decision to determine whether to recommence the redemption program no later than January 1, 2025.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Dutch Brandon Mendenhall
Name:	Dutch Brandon Mendenhall
Title:	Chief Executive Officer

Date: July 1, 2024